SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 26, 2007 at 10.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso Interim Review January–June 2007

Year-on-year improvement maintained under difficult operating conditions; challenges will continue through 2007

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced its second quarter results for 2007.

Summary of Second Quarter Results (compared with Q2/2006)

•	Sales were EUR 3 805.2 (EUR 3 616.3) million.

•

Operating profit was EUR 216.7 (EUR 118.2) million excluding non-recurring items and EUR 229.5 (EUR 124.9) million including non-recurring items, both including EUR 21.3 (EUR -44.7) million net impact of non-operational nature.

•	Profit before tax was EUR 164.2 (EUR 53.2) million excluding non-recurring items, and EUR 177.0 (EUR 59.9) million including non-recurring items.

•	Net profit was EUR 125.1 (EUR 38.8) million excluding non-recurring items and EUR 143.9 (EUR 40.9) million including non-recurring items.

•

Earnings per share were EUR 0.16 (EUR 0.05) excluding non-recurring items and EUR 0.18 (EUR 0.05) including non-recurring items. Cash earnings per share were EUR 0.48 (EUR 0.39) excluding non-recurring items.

•	ROCE excluding non-recurring items was 7.5% (4.1%).

Message from CEO Jouko Karvinen:

“The Stora Enso Group continued its year-on-year improvement trend in the second quarter of 2007, under very challenging conditions. As anticipated, the shortage of birch pulpwood caused by the unusually short winter harvesting season resulted in higher wood costs and necessitated pulp production curtailments in stand-alone pulp mills in Finland. In addition, our profitability faces negative pressure from both direct and indirect effects of a continually weakening US dollar. Concerted efforts were made to meet these challenges and I am pleased with our ability to continue to serve our customers. Wood flows were continually optimised and high levels of maintenance stoppages were taken during the period. Despite these actions, the profitability of the paper and board divisions was lower than in the previous quarter, partly due to seasonal effects. Year-on-year, taking into account the Celbi Pulp Mill divestment, Fine Paper achieved double-digit year-on-year earnings improvement, as did Wood Products. Packaging Board suffered from a shortage of wood requiring production curtailments at Enocell Pulp Mill in Finland. Conditions for our magazine paper business remained difficult, resulting in clearly unsatisfactory profitability, which is being addressed as a top priority. Wood Products continued to perform well for another quarter.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

“Looking ahead for the rest of this year we anticipate further fibre cost increases. Rising wood costs cause us to revise our estimate of input cost inflation from 2.0-2.5% to about 3.5% for the full year 2007. Timely resolution of the roundwood export duty issue between Russia and the EU, specifically for birch pulpwood, is critical, not only to avoid further standstills at our mills; shortage of wood has increased the wood costs to such a level that the Finnish wood market’s competitiveness is at a serious risk.

“Our ongoing portfolio review is progressing as planned. The decisions will be announced when appropriate.”

Near-term market outlook

In Europe the positive economic outlook is expected to support market demand for publication paper, which is also anticipated to benefit from the usual seasonal upswing in the autumn. Newsprint demand and prices are expected to remain mainly stable. Magazine paper prices, which have been trending downwards, are expected to stabilise. The outlook for fine paper demand and prices remains healthy, and steady growth in demand is anticipated, except for the seasonal slowdown due to summer holidays. The demand for packaging board is forecast to remain rather good with prices generally stable, and a slight improvement in some business segments is predicted. Market conditions for wood products are expected to moderate somewhat after an exceptionally strong first half of 2007.

In North America further weakening in demand for newsprint is anticipated, and prospects for magazine paper and coated fine paper are uncertain. Announced reductions in domestic supply and trade policy initiatives are expected to improve the supply and demand balance in the coated paper market.

In Latin America demand for coated magazine paper should remain healthy and prices are forecast to rise. In China healthy demand for coated fine paper is predicted, keeping prices stable.

Stora Enso Oyj
Business ID 1039050-8
2(27)

Markets

Compared with Q2/2006

In Europe market demand was stronger for publication paper, fine paper and packaging board. Markets for wood products improved steadily except in the USA, where demand contracted. Prices were higher than a year ago in newsprint, lower in magazine paper, unchanged in coated fine paper and higher in uncoated fine paper. Prices for most packaging boards and wood products were higher.

In North America market demand was clearly weaker than a year ago for newsprint, but virtually unchanged for coated magazine paper and clearly stronger for uncoated magazine paper. Prices were lower in all publication paper segments. Market demand for coated fine paper weakened during the year, but prices remained largely stable.

In Latin America market demand for coated magazine paper was stronger but prices lower than a year ago.

In China market demand for coated fine paper was stronger but prices were unchanged.

Compared with Q1/2007

In Europe market demand strengthened in newsprint, industrial and speciality papers, and wood products, but weakened in magazine paper and seasonally in fine paper. Publication paper prices were unchanged, but there was some downward pressure in the non-contracted business. Fine paper prices improved and packaging board prices were stable. Sales prices for wood products rose in most markets except Central Europe, where there were some downward price adjustments due to increased wood supply resulting from storms.

In North America market demand for all publication papers improved slightly. Magazine paper prices were rather stable, but newsprint prices eroded further. Market demand for coated fine paper weakened, but prices remained unchanged.

In Latin America market demand for coated magazine paper strengthened and prices remained firm.

In China market demand for coated fine paper strengthened and prices increased slightly.

Stora Enso Deliveries and Production

	Q1–Q2/06	Q1–Q2/07	Q2/06	Q1/07	Q2/07	Changes Q2/07-Q2/06	Changes Q2/07-Q1/07
Paper and Board deliveries (1 000 tonnes)	7,197	7,518	3,578	3,790	3,728	150	-62
Wood Products deliveries (1 000 m3)	3,309	3,463	1,746	1,666	1,797	51	131
Paper and Board Production (1 000 tonnes)	7,327	7,578	3,576	3,833	3,745	169	-88

Q2/2007 Results (compared with Q2/2006)

Sales at EUR 3 805.2 million were 5.2% higher than in the second quarter of 2006, mainly due to higher average prices for wood products and office papers, and increased deliveries of publication paper and packaging board.

Stora Enso Oyj
Business ID 1039050-8
3(27)

Operating profit excluding non-recurring items increased by EUR 98.5 million to EUR 216.7 million, which is 5.7% of sales. Operating profit was clearly higher in Wood Products, approximately the same in Fine Paper, but lower in Publication Paper, due to the declining performance in magazine papers, and in Packaging Board. The decrease in Publication Paper operating profit was due to lower magazine paper prices and higher wood, recycled paper and maintenance costs. Fine Paper operating profit remained unchanged because increases in uncoated fine paper prices offset higher wood and maintenance costs. Fine Paper operating profit rose more than 20% on a comparable basis, adjusting for the EUR 13.5 million impact of Celbi Pulp Mill divestment in the second quarter of 2006. Fine paper deliveries were lower due to the divestment of Celbi Pulp Mill and the permanent shutdown of Berghuizer PM 7 in April 2007. Packaging Board operating profit was lower due to production curtailments for about five weeks at the stand-alone Enocell Pulp Mill. Excluding this effect, the year-on-year earnings would have been up almost 20% despite more scheduled maintenance and higher wood costs.

Deliveries of wood to the Group’s mills totalled 11.4 million cubic metres, an increase of 0.4 million cubic metres or 3.3% on the second quarter of 2006. Wood costs were considerably higher in the second quarter of 2007 than a year earlier, except in North America.

Key Figures

EUR million	2005	2006	Q1–Q2/06	Q1–Q2/07	Q2/06	Q1/07	Q2/07	Change % Q2/07-Q2/06	Change % Q2/07-Q1/07	Change % Q1–Q2/07- Q1–Q2/06
Sales	13,187.5	14,593.9	7,224.0	7,660.6	3,616.3	3,855.4	3,805.2	5.2	-1.3	6.0
EBITDA excluding non-recurring items	1,501.1	1,872.8	903.5	1,041.4	387.3	568.9	472.5	22.0	-16.9	15.3
Operating profit excluding non-recurring items	371.2	782.1	365.2	524.0	118.2	307.3	216.7	83.3	-29.5	43.5
Non-recurring items (operational)	-417.3	-133.7	-16.5	44.8	6.7	32.0	12.8	91.0	-60.0	n/a
Operating margin excluding non-recurring items, %	2.8	5.4	5.1	6.8	3.3	8.0	5.7	72.7	-28.8	33.3
Operating profit	-46.1	648.4	348.7	568.8	124.9	339.3	229.5	83.7	-32.4	63.1
Net financial items1)	-165.3	-104.0	-22.9	-129.0	-85.2	-56.7	-72.3	15.1	-27.5	n/m
Profit before tax and minority interests excluding non-recurring items	273.1	602.5	264.1	439.0	53.2	274.8	164.2	208.6	-40.2	66.2
Profit before tax and minority interests	-144.2	631.8	377.6	483.8	59.9	306.8	177.0	195.5	-42.3	28.1
Net profit for the period excluding non-recurring items	230.3	439.4	197.0	332.3	38.8	207.2	125.1	222.4	-39.6	68.7
Net profit for the period	-107.4	589.2	267.3	366.4	40.9	222.5	143.9	251.8	-35.3	37.1
EPS excluding non-recurring items, Basic, EUR	0.28	0.55	0.25	0.41	0.05	0.26	0.16	220.0	-38.5	64.0
EPS, Basic, EUR	-0.14	0.74	0.33	0.46	0.05	0.28	0.18	260.0	-35.7	39.4
CEPS excluding non-recurring items, EUR	1.70	1.94	0.93	1.07	0.39	0.59	0.48	23.1	-18.6	15.1
ROCE excluding non-recurring items, %	3.4	6.8	6.3	9.1	4.1	10.8	7.5	82.9	-30.6	44.4

1)	Includes capital gains of EUR 130.0 million (sale of Sampo shares) in Q1/2006, EUR 33.0 million (sale of Finnlines shares) in Q4/2006 totalling to EUR 163.0 million in 2006.

CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Non-recurring items are exceptional transactions that are not related to normal business operations. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.

Stora Enso Oyj
Business ID 1039050-8
4(27)

Operating profit includes a positive net effect of EUR 21.3 million (negative EUR 44.7 million) from the accounting of share-based compensation, Total Return Swaps (TRS) and CO2 emission rights. These non-operational items have a positive cash impact of EUR 22.2 million from the exercised TRS and they are all reported in the segment Other.

There were two non-recurring items with a net positive impact of EUR 12.8 million (positive EUR 6.7 million) on operating profit: a negative non-cash actuarial valuation adjustment of EUR 11.6 (USD 14.6) million related to the new labour agreements in North America and a capital gain, net of provisions, of EUR 24.4 million from the sale of warehouses and office properties in Sweden and Denmark by Stora Enso’s Papyrus paper merchant.

The share of associated company results amounted to EUR 19.8 (EUR 20.2) million; the main contributions were from Bergvik Skog and Tornator.

Net financial items were EUR -72.3 (EUR -85.2) million. Net interest expenses decreased to EUR 55.8 (EUR 58.4) million and net foreign exchange losses on borrowings, currency derivatives and bank accounts were EUR 0.1 (EUR 11.1) million. Other financial items totalled EUR -16.4 (EUR -15.7) million, mainly arising from the fair valuation of financial items.

Profit before taxes and minority interests excluding non-recurring items increased by EUR 111.0 million to EUR 164.2 million and profit before tax amounted to EUR 177.0 (EUR 59.9) million including non-recurring items.

Net taxes totalled EUR -33.1 (EUR -19.0) million, leaving a net profit for the quarter of EUR 143.9 (EUR 40.9) million.

The profit attributable to minority shareholders was EUR 2.6 (EUR 2.3) million, so the profit attributable to Company shareholders was EUR 141.3 (EUR 38.6) million.

Earnings per share excluding non-recurring items increased by EUR 0.11 to EUR 0.16. Earnings per share including non-recurring items were EUR 0.18 (EUR 0.05). Cash earnings per share were EUR 0.48 (EUR 0.39) excluding non-recurring items.

The return on capital employed was 7.5% (4.1%) excluding non-recurring items. Capital employed was EUR 11 683.5 million on 30 June 2007, a net increase of EUR 341.8 million, mainly due to decreased pension and tax liabilities.

January–June 2007 Results (compared with the same period in 2006)

Sales at EUR 7 660.6 million were 6.0% higher than in the first half of 2006, mainly due to higher prices for wood products and increased deliveries in all segments except Fine Paper, where deliveries were lower mainly due to the divestment of Celbi Pulp Mill in July 2006. Publication Paper deliveries were higher, largely due to the standstill at Port Hawkesbury Mill in 2006 and the acquisition of Arapoti Mill in September 2006.

Operating profit excluding non-recurring items increased by EUR 158.8 million to EUR 524.0 million and was clearly higher in Wood Products. Operating profit was lower in Publication Paper despite higher newsprint prices, because magazine paper sales prices declined while wood and recycled paper costs rose. Fine Paper operating profit increased because higher office paper prices more than offset higher maintenance costs and the divested Celbi Pulp Mill’s EUR 26.6 million operating profit in the first half of 2006. Packaging Board operating profit was largely unchanged because higher sales volumes were offset by higher raw material and maintenance costs, and production curtailments at Enocell Pulp Mill.

Stora Enso Oyj
Business ID 1039050-8
5(27)

The share of associated company results amounted to EUR 44.0 (EUR 51.8) million; the main contributions were from Bergvik Skog and Tornator.

Net financial items were EUR -129.0 (EUR -22.9) million. The difference is mainly due to a non-recurring capital gain of EUR 130.0 million from the sale of shares in Sampo Oyj in the first half of 2006 and from the fair valuations of financial instruments.

Profit before taxes and minority interest excluding non-recurring items increased by EUR 174.9 million to EUR 439.0 million. Net taxes totalled EUR -117.4 (EUR -110.3) million.

Earnings per share excluding non-recurring items increased by EUR 0.16 to EUR 0.41. Earnings per share including non-recurring items were EUR 0.46 (EUR 0.33).

Q2/2007 Results (compared with Q1/2007)

Sales at EUR 3 805.2 million were 1.3% lower than the previous quarter’s EUR 3 855.4 million. Deliveries increased in Wood Products and decreased in Fine Paper, partly due to the permanent shutdown of Berghuizer PM 7. Deliveries were almost unchanged in Packaging Board and Publication Paper. Realised prices were in local currencies higher for wood products and industrial packaging, and somewhat higher for uncoated and coated fine paper, lower for publication paper, particularly for magazine grades, and somewhat lower for consumer board.

Operating profit excluding non-recurring items decreased by EUR 90.6 million to EUR 216.7 (EUR 307.3) million, which is 5.7% of sales. Operating profit decreased in all product segments except Wood Products. Operating profit was decreased by lower sales prices in Publication Paper and lower sales volumes in Fine Paper, but increased by higher sales prices in Wood Products. The second quarter was also affected by a high level of maintenance and holiday shutdowns, increasing wood costs and approximately five weeks of production curtailments at Packaging Board’s Enocell Pulp Mill due to a shortage of wood.

Profit before tax amounted to EUR 164.2 (EUR 274.8) million excluding non-recurring items and EUR 177.0 (EUR 306.8) million including non-recurring items.

Earnings per share were EUR 0.16 (EUR 0.26) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.18 (EUR 0.28). Cash earnings per share were EUR 0.48 (EUR 0.59) excluding non-recurring items.

The return on capital employed was 7.5% (10.8%) excluding non-recurring items. Capital employed was EUR 11 683.5 million on 30 June 2007, a net increase of EUR 177.9 million due to increased working capital and decreased provisions.

Stora Enso Oyj
Business ID 1039050-8
6(27)

Capital Structure

EUR million	31 Dec 06	30 Jun 06	31 Mar 07	30 Jun 07	Change % 30 Jun 07 - 30 Jun 06	Change % 30 Jun 07 - 31 Mar 07
Fixed assets	11,234.7	11,200.6	11,029.2	11,029.5	-1.5	0.0
Operative working capital	2,183.6	2,517.4	2,415.4	2,497.4	-0.8	3.4
Non-current interest-free items, net	-1,204.0	-1,292.4	-1,050.7	-954.3	-26.2	-9.2
Operating Capital Total	12,214.3	12,425.6	12,393.9	12,572.6	1.2	1.4

Net tax liabilities	-873.4	-1,083.9	-888.3	-889.1	18.0	-0.1
Capital Employed	11,340.9	11,341.7	11,505.6	11,683.5	3.0	1.5

Associated companies	805.2	762.2	868.3	907.3	19.0	4.5

Total	12,146.1	12,103.9	12,373.9	12,590.8	4.0	1.8

Equity attributable to Company shareholders	7,799.6	7,104.4	7,642.0	8,052.9	13.4	5.4
Minority interests	103.5	91.6	106.2	117.0	27.7	10.2
Net interest-bearing liabilities	4,243.0	4,907.9	4,625.7	4,420.9	-9.9	-4.4

Financing Total	12,146.1	12,103.9	12,373.9	12,590.8	4.0	1.8

Financing (compared with Q1/07)

Cash flow from operations was EUR 377.7 (EUR 210.2) million and cash flow after investing activities EUR 190.6 (101.3) million compared with the first quarter of 2007. Cash flow from operations improved due to moderating increase in working capital.

At the end of the period, interest-bearing net liabilities were EUR 4 420.9 million, a decrease of EUR 204.8 million due to redemptions of long-term debt. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 1.6 billion.

Shareholders’ equity amounted to EUR 8 052.9 million or EUR 10.21 (EUR 9.69) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 30 June 2007 of EUR 11.0 billion.

The debt/equity ratio at 30 June 2007 was 0.55 (0.61). The currency effect on equity was positive EUR 59.6 million net of the hedging of equity translation risks.

Stora Enso Oyj
Business ID 1039050-8
7(27)

Cash Flow

EUR million	2006	Q1– Q2/06	Q1– Q2/07	Q2/06	Q1/07	Q2/07	Change % Q2/07 - Q2/06	Change % Q2/07 - Q1/07	Change % Q1– Q2/07 - Q1– Q2/06
Operating profit	648.4	348.7	568.8	124.9	339.3	229.5	83.7	-32.4	63.1
Adjustments*	1,060.9	576.7	477.1	310.8	256.2	220.9	-28.9	-13.8	-17.3
Change in working capital	199.1	-221.5	-458.0	-31.6	-385.3	-72.7	-130.1	81.1	-106.8

Cash Flow from Operations	1,908.4	703.9	587.9	404.1	210.2	377.7	-6.5	79.7	-16.5
Capital expenditure	-583.4	-275.0	-296.0	-107.3	-108.9	-187.1	74.4	71.8	7.6

Cash Flow after Investing Activities	1,325.0	428.9	291.9	296.8	101.3	190.6	-35.8	88.2	-31.9

*	Adjustments include depreciations, other non-cash income and expenses and capital gains and losses which are included in proceeds from the sale of fixed assets and shares.

Capital Expenditure for January-June 2007

Capital expenditure for the first half of 2007 totalled EUR 296.0 million, which is 57% of scheduled depreciation and 3.9% of sales. The Group’s capital expenditure for 2007 is expected to be in range of EUR 800-850 million.

The main projects during the first six months were PM 6 at Huatai in China (EUR 20.9 million), land acquisitions in South America (EUR 17.2 million) and PM 3 at Varkaus Mill in Finland (EUR 14.9 million).

Short-term risks and uncertainties

Possible further price rises for major raw materials, especially wood, the availability of birch pulpwood and continued US dollar decline are short-term risks.

Near-term market outlook

In Europe the positive economic outlook is expected to support market demand for publication paper, which is also anticipated to benefit from the usual seasonal upswing in the autumn. Newsprint demand and prices are expected to remain mainly stable. Magazine paper prices, which have been trending downwards, are expected to stabilise. The outlook for fine paper demand and prices remains healthy, and steady growth in demand is anticipated, except for the seasonal slowdown due to summer holidays. The demand for packaging board is forecast to remain rather good with prices generally stable, and a slight improvement in some business segments is predicted. Market conditions for wood products are expected to moderate somewhat after an exceptionally strong first half of 2007.

In North America further weakening in demand for newsprint is anticipated, and prospects for magazine paper and coated fine paper are uncertain. Announced reductions in domestic supply and trade policy initiatives are expected to improve the supply and demand balance in the coated paper market.

In Latin America demand for coated magazine paper should remain healthy and prices are forecast to rise. In China healthy demand for coated fine paper is predicted, keeping prices stable.

Stora Enso Oyj
Business ID 1039050-8
8(27)

Second Quarter Events

April

Stora Enso signed a mill site land acquisition agreement with Beihai City Government in Guangxi, China. The agreement provides Stora Enso a total of 250 hectares of industrial land for possible future use as a mill site. It is located by the sea in the Tieshangang Industrial Zone of Beihai City in the north of Beibu Gulf in the South China Sea, near Vietnam. The purchase price of EUR 27 million is to be paid in the third quarter of 2007.

May

Stora Enso announced an investment of EUR 25 million in a new copy paper sheeter, two packaging lines and a new machine hall at its Veitsiluoto fine paper mill in Finland. The project, which will increase mill specialisation within the division, was scheduled to start in June 2007 and be completed within a year.

Stora Enso signed a new EUR 1.4 billion syndicated credit facility agreement with a group of 15 banks. The facility, which has a maturity of five years, is for general corporate purposes including the refinancing of an existing EUR 1.75 billion syndicated facility. The new loan facility has a margin of 0.225% p.a. over Euribor.

June

Stora Enso announced the start of co-determination negotiations concerning possible temporary lay-offs of personnel at its Kemijärvi pulp mill in Finland due to the shortage of wood.

Stora Enso announced that it will upgrade and modernise the two board machines (BM 2 and BM 3) and chemi-thermomechanical pulping (CTMP) plant 2 at its Fors Mill in Sweden to improve quality and pulp production. This project, costing a total of EUR 29 million, is scheduled to start in 2007.

Stora Enso also announced that it is investing EUR 16.8 million to reduce energy costs by increasing packaging-derived fuel and biofuel combustion capacity at its Anjalankoski Mill. Packaging-derived fuel is the source-separated, processed, dry combustible part of municipal solid waste.

Stora Enso’s subsidiary paper merchant Papyrus sold warehouses and office properties in Sweden and Denmark to the Swedish listed property company Kungsleden. The total value of the cash deal, which had a positive impact on Stora Enso’s cash flow in the second quarter of 2007, was EUR 50.4 million. A capital gain of approximately EUR 24.4 million has been recorded as a non-recurring item in Stora Enso’s second quarter results under Merchants. The company also announced that Papyrus is to build a new 27 000 m2 Scandinavian Central Warehouse in the Port of Göteborg in Sweden to increase efficiency and give Scandinavian customers access to a wider product range with improved product availability. Papyrus is purchasing 49 000 m2 of land from Scandinavian Distripoint AB, a company owned by the City of Gothenburg, for the building site at a cost of EUR 3.2 million. The total capital expenditure in the project will be EUR 35 million.

Sauga Sawmill in Estonia was permanently shut down in June as announced in March 2007. The closure is expected to have a slightly positive impact on the full year operating profit.

Inspections by Competition Authorities

In 2004 the US antitrust authorities started investigations concerning the sale of coated magazine paper in the USA from autumn 2002 until spring 2003. On Thursday 19 July 2007, following a jury trial in the US Federal District Court in Hartford, Connecticut, the jury found Stora Enso not guilty of the charges.

Stora Enso Oyj
Business ID 1039050-8
9(27)

Coincident with this investigation, Stora Enso has been named in a number of class action lawsuits filed in the USA. These lawsuits are still pending.

As a result of an investigation, the Finnish Competition Authority has proposed to the Finnish Market Court that a fine of EUR 30 million be imposed on Stora Enso for violating competition laws in the purchasing of wood in Finland in the period from 1997 to 2004. Stora Enso considers the proposal groundless.

No provision has been made in Stora Enso’s accounts for the above-mentioned investigations and lawsuits.

Share Capital

During the quarter 284 857 A shares were converted into R shares. The conversion was recorded in the Finnish Trade Register on 16 July 2007.

During the quarter the Company allocated 3 204 repurchased R shares under the terms of the Stora Enso North America Option Plan.

On 30 June 2007 Stora Enso had 178 102 667 A shares and 611 435 832 R shares in issue, of which the Company held no A shares and 938 522 R shares with a nominal value of EUR 1.6 million. The holding represents 0.12% of the Company’s share capital and 0.04% of the voting rights.

Events after the Period

Stora Enso has announced a quality-driven investment of EUR 15 million to upgrade board manufacturing at its Imatra mills in Finland.

Kai Korhonen, Senior Executive Vice President, Packaging Board and member of the Executive Management Group (EMG), has chosen to retire and leave his duties at Stora Enso. He will relinquish his current duties by 31 August 2007, but will continue to undertake special assignments for CEO Jouko Karvinen until the end of 2007. Kai Korhonen’s successor will be announced before the end of August.

Stora Enso has decided to start a pre-feasibility study for a pulp and paper mill complex in Nizhny Novgorod, Russia which will be undertaken in close co-operation with the Russian government. The objective is to manufacture paper for Russian consumers from Russian wood in Russia.

Jussi Huttunen, Senior Executive Vice President, Market Services left Stora Enso to pursue new opportunities.

This report is unaudited.

Helsinki, 26 July 2007

Stora Enso Oyj

Board of Directors

Stora Enso Oyj
Business ID 1039050-8
10(27)

Segments

Publication Paper

EUR million	2006	Q2/06	Q1/07	Q2/07	Q1–Q2/06	Q1–Q2/07	Change % Q2/07-Q2/06	Change % Q2/07-Q1/07	Change % Q1–Q2/07- Q1–Q2/06
Sales	4,773.4	1,145.2	1,240.5	1,217.4	2,316.2	2,457.9	6.3	-1.9	6.1
Operating profit*	251.6	55.3	63.5	35.9	125.6	99.4	-35.1	-43.5	-20.9
% of sales	5.3	4.8	5.1	2.9	5.4	4.0	-39.6	-43.1	-25.9
ROOC, %**	6.2	5.4	6.5	3.7	6.1	5.1	-31.5	-43.1	-16.4
Deliveries, 1,000 t	6,929	1,662	1,824	1,834	3,328	3,658	10.3	0.5	9.9
Production, 1,000 t	6,955	1,674	1,882	1,842	3,391	3,724	10.0	-2.1	9.8

*	Excluding non-recurring items **ROOC = 100% x Operating profit/Operating capital

Publication Paper’s performance deteriorated during the second quarter of 2007, depressed by the coated and uncoated magazine business areas. Sales were EUR 1 217.4 million, up 6.3% on the second quarter of 2006 because coated magazine paper sales increased and a year ago there was a standstill at Port Hawkesbury Mill and Arapoti Mill was not yet part of the Group. Operating profit at EUR 35.9 million was 35.1% lower than a year earlier mainly because magazine paper prices decreased in all regions, while prices increased for raw materials, especially wood and recycled paper. The operating profit benefited from EUR 15 million refund of the German energy tax and release of EUR 9 million restructuring provision at Reisholz Mill, both entered in the second quarter as a cumulative adjustment for the first half of 2007.

The deteriorating trend in magazine papers caused by a combination of weak pricing conditions and increased fibre costs will require significant changes in cost structures. These changes may include capacity reductions should underlying conditions not improve rapidly.

Markets

Compared with Q2/2006

In Europe demand for all publication paper grades was stronger than a year ago. Producer inventories were up in newsprint and uncoated magazine paper, but down in coated magazine paper. Prices were higher for newsprint and lower for magazine paper.

In North America demand was clearly weaker for newsprint, clearly stronger for uncoated magazine paper and almost unchanged for coated magazine paper. Inventories were higher but prices lower in all product segments.

In Latin America demand was stronger but prices were lower.

Compared with Q1/2007

In Europe demand for newsprint strengthened but demand for magazine paper weakened. Producer inventories rose. Prices were virtually unchanged for all grades, but the non-contractual business has recently been facing increasing price pressure.

Stora Enso Oyj
Business ID 1039050-8
11(27)

In North America demand for all publication paper grades improved slightly. Newsprint prices declined further, but magazine paper prices remained fairly stable.

In Latin America demand strengthened and prices remained firm.

Stora Enso Oyj
Business ID 1039050-8
12(27)

Fine Paper

EUR million	2006	Q2/06	Q1/07	Q2/07	Q1–Q2/06	Q1–Q2/07	Change % Q2/07-Q2/06	Change % Q2/07-Q1/07	Change % Q1–Q2/07- Q1–Q2/06
Sales	2,956.3	738.9	738.6	684.9	1,515.2	1,423.5	-7.3	-7.3	-6.1
Operating profit*	166.0	46.3	61.5	41.1	99.0	102.6	-11.2	-33.2	3.6
% of sales	5.6	6.3	8.3	6.0	6.5	7.2	-4.8	-27.7	10.8
ROOC, %**	7.1	7.2	11.4	7.6	7.7	9.5	5.6	-33.3	23.4
Deliveries, 1,000 t	3,839	945	966	894	1,939	1,860	-5.4	-7.5	-4.1
Production, 1,000 t	3,861	944	951	924	1,973	1,875	-2.1	-2.8	-5.0

*	Excluding non-recurring items **ROOC = 100% x Operating profit/Operating capital

Sales were EUR 684.9 million, a decrease of EUR 54.0 million on the second quarter of 2006 mainly due to the sale of Celbi Pulp Mill and the permanent shutdown of Berghuizer PM 7 in April 2007. Fine Paper operating profit improved year-on-year when adjusted for the EUR 13.5 million contribution from the divested Celbi Pulp Mill. Operating profit was EUR 41.1 million, EUR 5.2 million less than in the second quarter of 2006 as higher prices and improved cost efficiency were more than offset by higher wood and pulp costs and seasonally increased maintenance.

Markets

Compared with Q2/2006

In Europe coated fine paper demand was stronger than a year ago, driven by economic growth, but prices were unchanged. Industry inventories were similar to a year ago. In uncoated fine paper, demand was somewhat better due to economic growth, prices were higher and industry inventories were lower than a year ago.

In North America coated fine paper demand was clearly weaker than a year ago due to the economic slowdown, but prices were unchanged. In coated fine paper producer inventories were slightly higher than a year ago.

Chinese coated fine paper demand was stronger than a year ago, but prices were unchanged.

Compared with Q1/2007

In Europe coated fine paper demand was weaker than in the previous quarter following the normal seasonal trend. Coated fine paper prices rose slightly, and industry inventories increased. In uncoated fine paper, demand was seasonally weaker than in the previous quarter, but prices continued to rise. Producer inventories increased to normal levels.

In North America coated fine paper demand was weaker than in the previous quarter but prices were unchanged. Producer inventories continued increasing slightly, but only to normal levels.

Chinese coated fine paper demand continued to grow and prices increased slightly.

Merchants

Sales were EUR 479.4 million, up 5.9% on the second quarter of 2006 mainly due to increased sales volumes and higher prices. Operating profit was EUR 8.2 million excluding non-recurring items, up by EUR 5.3 million on the second quarter of 2006, boosted by volume increases and margin improvements. Suppliers’ price increases were successfully passed on and costs were kept generally stable.

Stora Enso Oyj
Business ID 1039050-8
13(27)

Packaging Board

EUR million	2006	Q2/06	Q1/07	Q2/07	Q1–Q2/06	Q1–Q2/07	Change % Q2/07-Q2/06	Change % Q2/07-Q1/07	Change % Q1–Q2/07- Q1–Q2/06
Sales	3,531.5	881.8	919.8	909.0	1,750.8	1,828.8	3.1	-1.2	4.5
Operating profit*	323.4	70.8	106.5	62.5	170.3	169.0	-11.7	-41.3	-0.8
% of sales	9.2	8.0	11.6	6.9	9.7	9.2	-13.8	-40.5	-5.2
ROOC, %**	11.5	10.0	15.4	9.1	12.1	12.4	-9.0	-40.9	2.5
Deliveries, 1,000 t	3,850	971	1,000	1,000	1,930	2,000	3.0	0.0	3.6
Production, 1,000 t	3,883	958	1,000	979	1,963	1,979	2.2	-2.1	0.8

*	Excluding non-recurring items **ROOC = 100% x Operating profit/Operating capital

Packaging Board operated under difficult conditions as it suffered from a shortage of wood and significant year-on-year wood cost increases during the second quarter of 2007. Sales were EUR 909.0 million, up 3.1% on the second quarter of 2006 mainly due to higher volumes. Operating profit was EUR 62.5 million, down 11.7% on the second quarter of 2006 due to about five weeks of curtailments in pulp production caused by a shortage of wood.

Markets

Compared with Q2/2006

Cartonboard demand was stronger in Europe. Producer inventories were lower and market prices higher, mainly in recovered fibre grades, but also in primary fibre cartonboard.

Prices for consumer board were lower due to exchange rate trends.

Volumes and prices for industrial packaging and speciality papers were higher than a year ago.

Compared with Q1/2007

Cartonboard demand in Europe was unchanged on the previous quarter. Exports to overseas continued decreasing. Producer inventories increased and cartonboard market prices improved slightly.

Prices for consumer board were unchanged.

Volumes and prices for industrial packaging and speciality papers were similar to the previous quarter.

Wood Products

EUR million	2006	Q2/06	Q1/07	Q2/07	Q1–Q2/06	Q1–Q2/07	Change % Q2/07-Q2/06	Change % Q2/07-Q1/07	Change % Q1–Q2/07- Q1–Q2/06
Sales	1,676.4	437.8	479.8	530.7	814.9	1,010.5	21.2	10.6	24.0
Operating profit*	59.1	14.9	53.7	57.8	18.7	111.5	n/m	7.6	n/m
% of sales	3.5	3.4	11.2	10.9	2.3	11.0	n/m	-2.7	n/m
ROOC, %**	9.2	8.9	32.9	33.9	5.6	34.0	n/m	3.0	n/m
Deliveries, 1,000 m3	6,572	1,746	1,666	1,797	3,309	3,463	2.9	7.9	4.7

*	Excluding non-recurring items **ROOC = 100% x Operating profit/Operating capital

Stora Enso Oyj
Business ID 1039050-8
14(27)

Wood Products sales and profitability benefited from excellent market conditions in the first half of 2007. Sales were EUR 530.7 million, up 21.2% on the second quarter of 2006 mainly due to higher sales prices. Operating profit was EUR 57.8 million, an increase of EUR 42.9 million on the second quarter of 2006 aided by higher sales prices and improved cost efficiency.

Markets

Compared with Q2/2006

Markets improved steadily over the year except in the USA, where the booming housing market of recent years turned down during the second half of 2006. In all other markets good demand and rapid raw material cost escalation supported a steady improvement in market prices following several years of weakness.

Compared with Q1/2007

Demand remained good in Europe, Asia, North Africa and the Middle East. Sales volumes were generally higher than in the previous quarter due to seasonally stronger construction activity. Sales prices rose in most markets except Central Europe, where increased supply following winter storm Kyrill led to some downward price adjustments. The North American market, which accounts for only a small percentage of sales, remained depressed with weak demand and low prices.

Stora Enso Oyj
Business ID 1039050-8
15(27)

Financials

Key Ratios

	2005	2006	Q1–Q2/06	Q1–Q2/07	Q2/06	Q1/07	Q2/07	Change % Q2/07-Q2/06	Change % Q2/07-Q1/07	Change % Q1–Q2/07- Q1–Q2/06
Earnings per share (basic), EUR	-0.14	0.74	0.33	0.46	0.05	0.28	0.18	260.0	-35.7	39.4
Earnings per share excl. non-recurring items, EUR	0.28	0.55	0.25	0.41	0.05	0.26	0.16	220.0	-38.5	64.0
Cash earnings per share (CEPS), EUR	1.65	2.34	1.02	1.13	0.39	0.62	0.50	28.2	-19.4	10.8
CEPS excl. non-recurring items, EUR	1.70	1.94	0.93	1.07	0.39	0.59	0.48	23.1	-18.6	15.1

Return on capital employed (ROCE), %	-0.4	5.6	6.1	9.9	4.4	11.9	7.9	79.5	-33.6	62.3
ROCE excl. non-recurring items, %	3.4	6.8	6.3	9.1	4.1	10.8	7.5	82.9	-30.6	44.4
Return on equity (ROE), %	-1.4	7.7	7.4	9.1	2.3	11.4	7.2	213.0	-36.8	23.0
Debt/equity ratio	0.70	0.54	0.69	0.55	0.69	0.61	0.55	-20.3	-9.8	-20.3
Equity per share, EUR	9.16	9.89	9.01	10.21	9.01	9.69	10.21	13.3	5.4	13.3
Equity ratio, %	41.0	45.3	41.4	46.7	41.4	44.1	46.7	12.8	5.9	12.8

Operating profit, % of sales	-0.3	4.4	4.8	7.4	3.5	8.8	6.0	71.4	-31.8	54.2
Operating profit excl. non-recurring items, % of sales	2.8	5.4	5.1	6.8	3.3	8.0	5.7	72.7	-28.8	33.3
Capital expenditure, EUR million	1,145.3	583.4	275.0	296.0	107.3	108.9	187.1	74.4	71.8	7.6
Capital expenditure, % of sales	8.7	4.0	3.8	3.9	3.0	2.8	4.9	63.3	75.0	2.6
Capital employed, EUR million	11,678	11,341	11,341	11,683	11,341	11,505	11,683	3.0	1.5	3.0
Interest-bearing net liabilities, EUR million	5,084	4,243	4,908	4,421	4,908	4,626	4,421	-9.9	-4.4	-9.9

Average number of employees	46,166	45,631	46,051	44,026	46,051	43,504	44,026	-4.4	1.2	-4.4
Average number of shares (million) periodic	798.7	788.6	788.6	788.6	788.6	788.6	788.6
cumulative	798.7	788.6	788.6	788.6	788.6	788.6	788.6
cumulative, diluted	799.2	788.9	789.1	788.9	789.1	788.9	788.9

Key Exchange Rates for the Euro

	Closing Rate		Average Rate
One Euro is	31 Dec 06	30 Jun 07	31 Dec 06	30 Jun 07
SEK	9.0404	9.2525	9.2517	9.2232
USD	1.3170	1.3505	1.2563	1.3297
GBP	0.6715	0.6740	0.6819	0.6748
CAD	1.5281	1.4245	1.4247	1.5087

Stora Enso Oyj
Business ID 1039050-8
16(27)

Transaction Risk and Hedges in Main Currencies as at 30 June 2007

EUR million	USD	GBP	SEK	JPY
Estimated annual net operating cash flow exposure	1,350	700	-1,000	250
Transaction hedges as at 30 Jun.	422	236	-680	44
Hedging percentage as at 30 Jun. for the next 12 months	31%	34%	68%	18%

Condensed Consolidated Income Statement

EUR million	2006	Q2/06	Q1/07	Q2/07	Q1–Q2/06	Q1–Q2/07	Change % Q2/07-Q2/06	Change % Q2/07-Q1/07	Change % Q1–Q2/07- Q1–Q2/06
Sales	14,593.9	3,616.3	3,855.4	3,805.2	7,224.0	7,660.6	5.2	-1.3	6.0
Other operating income	364.9	43.6	16.7	38.6	93.8	55.3	-11.5	131.1	-41.0
Materials and services	-8,111.5	-1,958.5	-2,160.0	-2,212.5	-3,946.2	-4,372.5	-13.0	-2.4	-10.8
Freight and sales commissions	-1,751.4	-478.0	-430.7	-432.0	-870.7	-862.7	9.6	-0.3	0.9
Personnel expenses	-2,200.9	-623.3	-483.7	-557.8	-1,167.7	-1,041.5	10.5	-15.3	10.8
Other operating expenses	-988.9	-206.1	-185.0	-156.2	-446.2	-341.2	24.2	15.6	23.5
Depreciation and impairment	-1,257.7	-269.1	-273.4	-255.8	-538.3	-529.2	4.9	6.4	1.7

Operating Profit / (Loss)	648.4	124.9	339.3	229.5	348.7	568.8	83.7	-32.4	63.1
Share of results of associated companies	87.4	20.2	24.2	19.8	51.8	44.0	-2.0	-18.2	-15.1
Net financial items	-104.0	-85.2	-56.7	-72.3	-22.9	-129.0	15.1	-27.5	-463.3

Profit / (Loss) before Tax	631.8	59.9	306.8	177.0	377.6	483.8	195.5	-42.3	28.1
Income tax	-42.6	-19.0	-84.3	-33.1	-110.3	-117.4	-74.2	60.7	-6.4

Net Profit / (Loss) for the Period	589.2	40.9	222.5	143.9	267.3	366.4	251.8	-35.3	37.1

Attributable to:
Equity holders of the Parent Company	585.0	38.6	219.2	141.3	263.6	360.5	266.1	-35.5	36.8
Minority interests	4.2	2.3	3.3	2.6	3.7	5.9	13.0	-21.2	59.5

	589.2	40.9	222.5	143.9	267.3	366.4	251.8	-35.3	37.1

Earnings per share
Basic earnings per share, EUR	0.74	0.05	0.28	0.18	0.33	0.46	260.0	-35.7	39.4
Diluted earnings per share, EUR	0.74	0.05	0.28	0.18	0.33	0.46	260.0	-35.7	39.4

Stora Enso Oyj
Business ID 1039050-8
17(27)

Consolidated Statement of Recognised Income & Expense

EUR million	2006	Q2/06	Q1/07	Q2/07	Q1–Q2/06	Q1–Q2/07
Defined benefit plan actuarial gains / (losses)	135.1	—	—	2.6	—	2.6
Tax on actuarial movements	-46.6	—	—	-0.7	—	-0.7
Aggregate fair value movements in Available-for-Sale assets	251.6	-5.6	51.1	169.7	-109.3	220.8
Currency and commodity hedges	-45.3	-2.4	-37.5	53.8	86.3	16.3
Associate hedges	11.1	3.6	-0.1	3.4	7.1	3.3
Tax on Other Comprehensive Income Movements (OCI)	50.2	2.2	10.2	-17.2	4.3	-7.0
Currency translation movements on equity net investments (CTA)	-86.4	-30.7	-69.0	66.4	-70.6	-2.6
Equity net investment hedges	118.0	37.2	32.1	-9.1	75.8	23.0
Tax on equity hedges	-30.7	-9.6	-8.3	2.3	-19.7	-6.0

Net Income & Expense Recognised directly in Equity	357.0	-5.3	-21.5	271.2	-26.1	249.7
Net profit / (loss) for the year	589.2	40.9	222.5	143.9	267.3	366.4

Total Recognised Income & Expense for the Year	946.2	35.6	201.0	415.1	241.2	616.1

Attributable to:
Equity holders of the Parent Company	942.0	33.3	197.7	412.5	237.5	610.2
Minority interests	4.2	2.3	3.3	2.6	3.7	5.9

Total Recognised Income & Expense for the Year	946.2	35.6	201.0	415.1	241.2	616.1

Condensed Consolidated Cash Flow Statement

EUR million	Q1–Q2/06	Q1–Q2/07
Cash Flow from Operating Activities
Operating profit	348.7	568.8
Adjustments	576.7	477.1
Change in net working capital	-221.5	-458.0
Change in short-term interest-bearing receivables	54.8	15.7

Cash Flow Generated by Operations	758.7	603.6
Net financial items	-116.1	-72.4
Income taxes paid	-72.6	-91.8

Net Cash Provided by Operating Activities	570.0	439.4

Cash Flow from Investing Activities
Acquisitions of subsidiaries	-8.5	-0.8
Acquisitions of associated companies	0.0	-72.6
Proceeds from sale of fixed assets and shares	214.2	70.3
Capital expenditure	-275.0	-296.0
Proceeds from (payment of) the non-current receivables, net	-17.0	18.4

Net Cash Used in Investing Activities	-86.3	-280.7

Cash Flow from Financing Activities
Change in long-term liabilities	124.4	-134.0

Stora Enso Oyj
Business ID 1039050-8
18(27)

Change in short-term borrowings	-430.9	236.0
Dividends paid	-354.9	-354.9
Minority equity injections less dividends	-1.1	7.4
Options exercised	-1.6	-0.8
Repurchase / Sale of own shares	0.0	0.2

Net Cash Used in Financing Activities	-664.1	-246.1

Net Increase (Decrease) in Cash and Cash Equivalents	-180.4	-87.4
Cash and bank in acquired companies	0.7	0.0
Cash and bank in sold companies	-0.7	0.0
Translation adjustment	-7.1	-2.7
Net cash and cash equivalents at the beginning of period	351.4	309.6

Net Cash and Cash Equivalents at Period End	163.9	219.5

Cash and Cash Equivalents at Period End	299.4	318.4
Bank Overdraft at Period End	-135.5	-98.9

Net Cash and Cash Equivalents at Period End	163.9	219.5

Acquisitions of Subsidiary Companies
Cash and cash equivalents	0.7	—
Working capital	-1.2	—
Operating fixed assets	2.9	0.4
Interest-bearing assets	0.0	—
Tax liabilities	0.3	—
Interest-bearing liabilities	-0.6	—
Non-cash share exchange	0.0	—
Minority interests	-0.2	0.4

Fair Value of Net Assets	1.9	0.8
Goodwill	6.6	0.0

Total Purchase Consideration	8.5	0.8

Disposal of Subsidiary Companies
Cash and cash equivalents	0.7	0.0
Working capital	7.5	0.0
Operating fixed assets	44.1	0.9
Interest-bearing assets	0.9	0.0
Tax liabilities	-13.5	0.0
Interest-bearing liabilities	-1.5	0.0
Minority interests	—	0.5

Net Assets in Divested Companies	38.2	1.4
Income Statement capital gain (goodwill realised)	—	0.6

Total Disposal Consideration	38.2	2.0

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2006	Q1–Q2/06	Q1–Q2/07
Carrying value at 1 January	11,213.2	11,213.2	10,440.4
Acquisition of subsidiary companies	283.1	9.5	0.4
Additions	559.1	270.3	278.3
Additions in biological assets	24.3	4.7	17.7
Change in emission rights	54.4	74.7	-90.2
Disposals	-237.3	-63.7	-38.7
Depreciation, amortisation and impairment	-1,257.7	-538.3	-529.2
Translation difference and other	-198.7	-172.7	-58.3

Balance Sheet Total	10,440.4	10,797.7	10,020.4

Stora Enso Oyj
Business ID 1039050-8
19(27)

Borrowings

EUR million	2006	Q1–Q2/06	Q1–Q2/07
Non-current borrowings	4,081.0	4,324.2	3,889.9
Current borrowings	1,146.9	1,401.0	1,177.6

	5,227.9	5,725.2	5,067.5

Carrying value at 1 January	6,055.6	6,055.6	5,227.9
Debt acquired with new subsidiaries	4.4	0.6	0.0
Debt disposed with sold subsidiaries	-12.0	-4.4	0.0
Proceeds from / payments of borrowings (net)	-683.7	-158.1	-131.7
Translation difference and other	-136.4	-168.5	-28.7

Total Borrowings	5,227.9	5,725.2	5,067.5

Stora Enso Oyj
Business ID 1039050-8
20(27)

Condensed Consolidated Balance Sheet

EUR million		31 Dec 06	30 Jun 06	30 Jun 07	Change % 30 Jun 07 - 30 Jun 06	Change % 30 Jun 07 - 31 Dec 06
Assets
Fixed Assets and Other Non-current Investments
Fixed assets	O	10,230.8	10,601.5	9,881.1	-6.8	-3.4
Biological assets	O	111.5	77.8	131.4	68.9	17.8
Emission rights	O	98.1	118.4	7.9	-93.3	-91.9
Investment in associated companies	A	805.2	762.2	907.3	19.0	12.7
Available-for-sale: Listed securities	I	41.2	78.3	49.2	-37.2	19.4
Available-for-sale: Unlisted shares	O	794.3	402.9	1,009.1	150.5	27.0
Non-current loan receivables	I	149.2	145.9	128.6	-11.9	-13.8
Deferred tax assets	T	53.5	67.0	65.0	-3.0	21.5
Other non-current assets	O	61.1	23.2	44.9	93.5	-26.5

		12,344.9	12,277.2	12,224.5	-0.4	-1.0

Current Assets
Inventories	O	2,019.5	2,145.8	2,219.9	3.5	9.9
Tax receivables	T	124.8	109.7	154.3	40.7	23.6
Operative receivables	O	2,156.6	2,272.6	2,443.6	7.5	13.3
Interest-bearing receivables	I	185.5	293.7	150.4	-48.8	-18.9
Cash and cash equivalents	I	609.0	299.4	318.4	6.3	-47.7

		5,095.4	5,121.2	5,286.6	3.2	3.8

Total Assets		17,440.3	17,398.4	17,511.1	0.6	0.4

Equity and Liabilities
Equity attributable to Company shareholders		7,799.6	7,104.4	8,052.9	13.4	3.2
Minority interests		103.5	91.6	117.0	27.7	13.0

Total Equity		7,903.1	7,196.0	8,169.9	13.5	3.4

Non-current Liabilities
Post-employment benefit provisions	O	763.1	896.7	680.8	-24.1	-10.8
Other provisions	O	308.3	161.9	100.0	-38.2	-67.6
Deferred tax liabilities	T	793.0	900.9	794.0	-11.9	0.1
Non-current debt	I	4,081.0	4,324.2	3,889.9	-10.0	-4.7
Other non-current operative liabilities	O	193.7	257.0	218.4	-15.0	12.8

		6,139.1	6,540.7	5,683.1	-13.1	-7.4

Current Liabilities
Current portion of long-term debt	I	630.2	584.8	337.9	-42.2	-46.4
Interest-bearing liabilities	I	516.7	816.2	839.7	2.9	62.5
Operative liabilities	O	1,992.5	1,901.0	2,166.1	13.9	8.7
Tax liabilities	T	258.7	359.7	314.4	-12.6	21.5

		3,398.1	3,661.7	3,658.1	-0.1	7.7

Total Liabilities		9,537.2	10,202.4	9,341.2	-8.4	-2.1

Total Equity and Liabilities		17,440.3	17,398.4	17,511.1	0.6	0.4

Items designated with “O” comprise Operating Capital

Items designated with “I” comprise Interest-bearing Net Liabilities

Items designated with “T” comprise Net Tax Liabilities

Items designated with “A” comprise Associate Companies

Stora Enso Oyj
Business ID 1039050-8
21(27)

Changes in Group Shareholders’ Equity

EUR million	Share Capital	Capital Reserves	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2004	1,423.3	1,009.2	-180.8	67.6	-218.9	5,525.0	7,625.4
Repurchase of Stora Enso Oyj shares	—	—	-344.7	—	—	—	-344.7
Cancellation of Stora Enso Oyj shares	-41.2	-224.4	265.6	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Buy-out of minority interests	—	—	—	—	—	-43.2	-43.2
Net profit for the period	—	—	—	—	0.2	-111.1	-110.9
Net expense recognised directly to equity	—	—	—	400.4	91.6	-33.2	458.8

Balance at 31 December 2005	1,382.1	784.8	-259.9	468.0	-127.1	4,972.2	7,220.1

Cancellation of Stora Enso Oyj shares	-39.9	-15.9	249.1	—	—	-193.3	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-354.9	-354.9
Options exercised	—	-1.7	0.2	—	—	—	-1.5
Buy-out of minority interests	—	—	—	—	—	—	0.0
Net profit for the period	—	—	—	—	3.2	263.6	266.8
Net expense recognised directly to equity	—	—	—	-11.6	-14.5	—	-26.1

Balance at 30 June 2006	1,342.2	767.2	-10.6	456.4	-138.4	4,687.6	7,104.4

Options exercised	—	-0.3	0.1	—	—	—	-0.2
Buy-out of minority interests	—	—	—	—	—	-0.1	-0.1
Net profit for the period	—	—	—	—	-9.0	321.4	312.4
Net expense recognised directly to equity	—	—	—	279.2	15.4	88.5	383.1

Balance at 31 December 2006	1,342.2	766.9	-10.5	735.6	-132.0	5,097.4	7,799.6

Dividend (EUR 0.45 per share)	—	—	—	—	—	-354.9	-354.9
Options exercised	—	-0.8	0.1	—	—	—	-0.7
Buy-out of minority interests	—	—	—	—	—	0.2	0.2
Net profit for the period	—	—	—	—	-1.4	360.4	359.0
Net expense recognised directly to equity	—	—	—	233.4	14.4	1.9	249.7

Balance at 30 June 2007	1,342.2	766.1	-10.4	969.0	-119.0	5,105.0	8,052.9

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Stora Enso Oyj
Business ID 1039050-8
22(27)

Commitments and Contingencies

EUR million	31 Dec 06	30 Jun 06	30 Jun 07
On Own Behalf
Pledges given	1.0	1.1	0.8
Mortgages	146.8	207.8	131.4
On Behalf of Associated Companies
Mortgages	0.8	0.8	0.0
Guarantees	343.0	355.7	276.6
On Behalf of Others
Guarantees	9.5	10.8	10.2
Other Commitments, Own
Leasing commitments, in next 12 months	38.4	35.3	31.6
Leasing commitments, after next 12 months	130.3	141.2	122.2
Pension liabilities	0.2	0.5	0.2
Other commitments	17.1	85.8	20.2

Total	687.1	839.0	593.2

Pledges given	1.0	1.1	0.8
Mortgages	147.6	208.6	131.4
Guarantees	352.5	366.5	286.8
Leasing commitments	168.7	176.5	153.8
Pension liabilities	0.2	0.5	0.2
Other commitments	17.1	85.8	20.2

Total	687.1	839.0	593.2

Purchase Agreement Commitments

	Scheduled Contract Payments
EUR million	Contract Total	2007	2008-9	2010-11	2012+
Type of Supply
Fibre	2,420	235	462	430	1,293
Energy	792	187	405	186	14
Logistics	670	119	152	105	294
Other Production costs	121	74	21	25	1

	4,003	615	1,040	746	1,602
Capital Expenditure	335	224	79	29	3

Total Contractual Commitments	4,338	839	1,119	775	1,605

Net Fair Values of Derivative Financial Instruments

	31 Dec 06	30 Jun 06	30 Jun 07
EUR million	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	48.1	-12.2	59.0	-74.7	-15.7
Interest rate options	-1.8	-0.2	0.0	-4.3	-4.3
Cross-currency swaps	-1.2	-2.4	0.0	0.0	0.0
Forward contracts	28.2	14.9	10.4	-18.7	-8.3
FX options	5.9	8.1	7.3	-2.1	5.2
Commodity contracts	63.2	194.7	88.3	-3.5	84.8
Equity swaps	7.0	-21.6	38.1	-7.5	30.6

Total	149.4	181.3	203.1	-110.8	92.3

Stora Enso Oyj
Business ID 1039050-8
23(27)

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 06	30 Jun 06	30 Jun 07
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	177.4	100.0	0.0
Maturity 2–5 years	2,152.1	2,517.8	2,337.2
Maturity 6–10 years	2,490.5	2,318.8	2,582.8

	4,820.0	4,936.6	4,920.0
Interest rate options	318.0	148.1	786.3

Total	5,138.0	5,084.7	5,706.3

Foreign Exchange Derivatives
Cross-currency swap agreements	6.9	62.6	0.0
Forward contracts	1,778.4	1,407.2	1,688.5
FX Options	662.8	1,036.1	1,235.4

Total	2,448.1	2,505.9	2,923.9

Commodity Derivatives
Commodity contracts	635.8	558.7	523.8

Total	635.8	558.7	523.8

Equity swaps
Equity swaps	328.6	399.4	220.4

Total	328.6	399.4	220.4

Sales by Segment

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Publication Paper	1,171.0	1,145.2	1,226.7	1,230.5	4,773.4	1,240.5	1,217.4
Fine Paper	776.3	738.9	722.8	718.3	2,956.3	738.6	684.9
Merchants	496.3	452.6	450.1	508.2	1,907.2	532.9	479.4
Packaging Board	869.0	881.8	909.0	871.7	3,531.5	919.8	909.0
Wood Products	377.1	437.8	418.5	443.0	1,676.4	479.8	530.7
Wood Supply	674.8	651.3	633.9	687.2	2,647.2	778.6	796.3
Other	-756.8	-691.3	-722.9	-727.1	-2,898.1	-834.8	-812.5

Total Sales	3,607.7	3,616.3	3,638.1	3,731.8	14,593.9	3,855.4	3,805.2

Stora Enso Oyj
Business ID 1039050-8
24(27)

Operating Profit by Segment excluding Non-recurring items

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Publication Paper	70.3	55.3	57.0	69.0	251.6	63.5	35.9
Fine Paper	52.7	46.3	32.4	34.6	166.0	61.5	41.1
Merchants	9.6	2.9	7.7	12.5	32.7	16.6	8.2
Packaging Board	99.5	70.8	93.7	59.4	323.4	106.5	62.5
Wood Products	3.8	14.9	21.4	19.0	59.1	53.7	57.8
Wood Supply	8.9	1.3	5.0	-12.4	2.8	12.2	3.5
Other	2.2	-73.3	12.1	5.5	-53.5	-6.7	7.7

Operating Profit excl. Non-recurring Items	247.0	118.2	229.3	187.6	782.1	307.3	216.7

Non-recurring items	-23.2	6.7	-177.2	60.0	-133.7	32.0	12.8

Operating Profit (IFRS)	223.8	124.9	52.1	247.6	648.4	339.3	229.5
Net financial items	62.3	-85.2	-42.5	-38.6	-104.0	-56.7	-72.3
Associated companies	31.6	20.2	10.2	25.4	87.4	24.2	19.8

Profit before Tax and Minority Interests	317.7	59.9	19.8	234.4	631.8	306.8	177.0
Income tax expense	-91.3	-19.0	37.3	30.4	-42.6	-84.3	-33.1

Net Profit	226.4	40.9	57.1	264.8	589.2	222.5	143.9

Non-recurring Items by Segment

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Publication Paper	-2.9	4.4	-225.2	11.4	-212.3	13.3	-3.0
Fine Paper	-22.0	3.8	72.0	8.5	62.3	19.2	-5.2
Merchants	—	—	—	0.4	0.4	—	24.4
Packaging Board	—	-5.5	—	4.3	-1.2	4.3	-1.0
Wood Products	1.7	1.2	-24.0	0.4	-20.7	-12.0	—
Wood Supply	—	1.5	—	0.7	2.2	—	—
Other	—	1.3	—	34.3	35.6	7.2	-2.4

Total Non-recurring Items	-23.2	6.7	-177.2	60.0	-133.7	32.0	12.8

Operating Profit by Segment

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Publication Paper	67.4	59.7	-168.2	80.4	39.3	76.8	32.9
Fine Paper	30.7	50.1	104.4	43.1	228.3	80.7	35.9
Merchants	9.6	2.9	7.7	12.9	33.1	16.6	32.6
Packaging Board	99.5	65.3	93.7	63.7	322.2	110.8	61.5
Wood Products	5.5	16.1	-2.6	19.4	38.4	41.7	57.8
Wood Supply	8.9	2.8	5.0	-11.7	5.0	12.2	3.5
Other	2.2	-72.0	12.1	39.8	-17.9	0.5	5.3

Operating Profit	223.8	124.9	52.1	247.6	648.4	339.3	229.5

Net financial items	62.3	-85.2	-42.5	-38.6	-104.0	-56.7	-72.3
Associated companies	31.6	20.2	10.2	25.4	87.4	24.2	19.8

Profit before Tax and Minority Interests	317.7	59.9	19.8	234.4	631.8	306.8	177.0
Income tax expense	-91.3	-19.0	37.3	30.4	-42.6	-84.3	-33.1

Net Profit	226.4	40.9	57.1	264.8	589.2	222.5	143.9

Stora Enso Oyj
Business ID 1039050-8
25(27)

STORA ENSO SHARES

	Helsinki, EUR		Stockholm, SEK		New York, USD
Closing Price	A share	R share	A share	R share	ADRs
April	13.54	13.48	123.50	123.25	18.28
May	14.21	14.19	132.25	132.00	19.06
June	13.89	13.98	125.00	127.25	18.73

	Helsinki		Stockholm		New York
Trading Volume	A share	R share	A share	R share	ADRs
April	132,705	121,364,854	218,792	10,191,550	3,463,600
May	3,756,362	107,802,972	120,800	13,101,399	3,235,300
June	234,182	78,002,457	780,106	12,068,620	2,757,200

Total	4,123,249	307,170,283	1,119,698	35,361,569	9,456,100

Basis of Preparation

This unaudited interim financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the Group’s Annual Report for 2006.

The Group has adopted IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures which is mandatory for the Group’s accounting periods beginning on or after 1 January 2007. The adoption of this standard and amendment will result in additional disclosures relating to financial instruments and how an entity manages its capital in the Group’s Annual Report.

Reclassification in 2006

Operating profit for 2006 has been reclassified. Total Return Swaps (TRS) which are partially hedging cash settled synthetic option programmes for Management, previously reported in other financial items, are now reported in operating profit under personnel expenses, with an effect on income of EUR -64.0 million, EUR -11.1 million and EUR 24.6 million in Q2/2006, Q1-Q2/2006 and Q1-Q4/2006, respectively. TRS instruments do not qualify for hedge accounting and therefore all periodic changes to their fair value are recorded in the Income Statement.

Calculation of Key Figures

Return on capital employed,	100 x	Operating profit
ROCE (%)		Capital employed 1) 2)

Return on operating capital,	100 x	Operating profit
ROOC (%)		Operating capital 1) 2)

Return on equity,	100 x	Profit before tax and minority items – taxes
ROE (%)		Total Equity 2)

Equity ratio (%)	100 x	Total Equity
Total assets

Interest-bearing net liabilities		Interest-bearing liabilities – interest-bearing assets

Debt/Equity ratio		Interest-bearing net liabilities
Equity

1) Capital employed = Operating capital – Net tax liabilities

2) Average for the financial period

Stora Enso Oyj
Business ID 1039050-8
26(27)

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Jouko Karvinen, CEO, tel. +358 2046 21410

Hannu Ryöppönen, CFO, tel. +358 2046 21450

Stora Enso’s third quarter results 2007 will be published on 25 October 2007.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj
Business ID 1039050-8
27(27)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel